

OFFERING MEMORANDUM

facilitated by



Rick and Still, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Rick and Still, LLC
State of Organization	KY
Date of Formation	07/31/2019
Entity Type	Limited Liability Company
Street Address	201 E Main St Ste 900, Lexington KY, 40507
Website Address	www.rickhousehotel.com

(B) Directors and Officers of the Company

Key Person	Alexander Riddle
Position with the Company Title First Year	 Manager 2019
Other business experience (last three years)	**Equine Sales Manager** (Dechra Veterinary Products, *6/1/2018 - Present*) — Sales & Fulfillment of equine veterinary products. **Sales & Marketing Director** (Rood & Riddle Veterinary Pharmacy, 2/18/2012 - 5/30/2018) - Sales, Marketing & Fulfillment of veterinary products.

Key Person	Jarrod Williams
Position with the Company Title First Year	 Manager 2019
Other business experience (last three years)	- Owner (Amsden, LLC, 2017 - Current) - Owner operator of real estate property that houses 5 small businesses in the same area as The Rickhouse is set to be built. - Owner (Porch Light Properties, LLC, 2014 - Current) - Real estate rental company. Handle all aspects of the business. - Clinical Staff Pharmacist (University of Kentucky, June 2012 - Current) - Oncology Center Pharmacist

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Alexander Riddle	50%
Jarrod Williams	50%

(D) The Company's Business and Business Plan

Rick and Still is seeking investment to build the ultimate Kentucky vacation experience: a horseracing-themed luxury hotel with onsite micro-distillery and restaurant located on the Kentucky Bourbon Trail.

Business Overview

Rick and Still, LLC is a Kentucky-based startup created in 2019 for the purchase and renovation of a 36,000+ square foot facility comprising four buildings on North Main St. in Versailles, Kentucky. These buildings will be renovated into a bourbon and horse racing-themed boutique hotel called The Rickhouse Hotel and Still. The hotel will feature 44 individually-styled rooms, with operating mico-distillery and restaurant/bar that will service the Bluegrass Region and the Kentucky Bourbon Trail, which has attracted 2.5 million visitors to the area in the last five years alone.

The Opportunity

By investing in Rick and Still, you will help set the standard for what experiential hospitality can be. The Rickhouse Hotel and Still will be more than just a place to lay your head--it will be a gateway to experience all that the Bluegrass has to offer for luxury travelers.

Why invest?

- Proven Demand: We've identified a proven demand from the overlap of Kentucky's two biggest drivers of tourism--horses and bourbon.
- Competitive Advantage: We will be one of only two hotels in Woodford County, and the only one that offers guests a taste of an elite Bluegrass lifestyle.
- Prime Location: We will be the closest hotel to the eastern stretch of the Kentucky Bourbon Trail and a 10 minute drive to Keeneland and the Bluegrass Airport.
- Experienced Founders: Our founders have spent a combined [number of years] in the hospitality industry, and have led the ongoing revitalization of downtown Versailles, Kentucky.

The Location

Downtown Versailles is redeveloping and becoming a hub for high-aesthetic, experiential retail, entertainment, and tourism. Members of our group have been responsible for developing several properties in the area into destination retail, restaurant, and event spaces, including The Amsden (2017) and the renovation of the Historic Versailles United Methodist Church (2018). These projects, as well as a handful of others that we are affiliated with, have resulted in the creation of 15 new locally owned businesses and dozens of jobs.

The founding members of Rick and Still began investing in the downtown Versailles market in 2017. To date these members have interests in six of the eight buildings surrounding the courthouse on Court Street that house 15 locally owned businesses. The Rickhouse Hotel and Still is the culmination of these efforts to revitalize the downtown Versailles area into what it is meant to be.

The Hotel

Central Kentucky is home to both the finest in Thoroughbred racing and the pinnacle of premium bourbon distilling. Our hotel will provide 44 individually-styled exclusive rooms for our overnight guests to fully immerse themselves in the affluence and social lifestyle of the bourbon-loving horse owner. Each room will be designed and decorated by a local entrepreneur with deep horse industry ties and work featured on many of the major local horse farms. Each design decision and decor placement will be geared to optimize our guests' stay and allow them to recharge for a day of horse racing or distillery experiences.

The Distillery

The Rickhouse Hotel and Still will contain an operating micro-distillery that will showcase for our guests the time-honored tradition of bourbon distilling infused with a level of creativity and innovation that will not be seen anywhere else. Rick and Still, LLC will not own or operate the distillery but will rent the space and the equipment to a third-party distiller, allowing us to focus on the guest experience in full. Tours will run hourly and we will offer in-depth Master Distiller experiences daily. The small still will allow for experimentation and excitement with every batch and every barrel. No two barrels will be exactly the same as guest distillers and evolving recipes will be common practice in the distilling operation. Each release will garner excitement from the bourbon community, former hotel guests and restaurant patrons, as well as our social media following, resulting in a product that will move quickly into allocation.

The Restaurant

Our entrepreneurial and experimental excitement will bleed over into the operations of the restaurant/bar, which will be owned by a local restaurateur. The restaurant's ever-changing menu will feature locally-sourced cuisine and seasonal cocktails. With the new entertainment destination license in Versailles, visitors will have the opportunity to grab a cocktail and walk to the adjacent shops and businesses in the downtown area.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	September 16, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Property Purchase	$94,000	$350,000
Construction / Renovation	$0	$590,000
Mainvest Compensation	$6,000	$60,000
TOTAL	$100,000	$1,000,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 6.0%[2]
Payment Deadline	2030-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.2 x 1.8 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.01%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 6.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	0.6%
$325,000	2.0%
$550,000	3.3%
$775,000	4.7%
$1,000,000	6.0%

[3] To reward early participation, the investors who contribute the first $150,000.0 raised in the offering will receive a 2.2x cap. Investors who contribute after $150,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Membership Units
Number of Shares Outstanding	6000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	The Members shall each be entitled to vote on all matters requiring a Member vote, and shall have one vote for each Unit.
How these securities differ from the revenue sharing notes being offered to investors	Membership Units are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Name of Security	Convertible Promissory Notes
Number of Shares Outstanding	Please refer to section Q
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Convertible Promissory Notes holders will have no voting or management rights.
How these securities differ from the revenue sharing notes being offered to investors	The convertible promissory notes are convertible to equity securities, whereas the revenue sharing notes being offered are debt securities that are not convertible into equity. Please refer to Section Q for details

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Alexander Riddle	50%
Jarrod Williams	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

Rick and Still, LLC (the "Company") began an offering of up to $1.2 million of convertible promissory notes in January 2020 (the "Notes"). The offering was amended and restated on May 22, 2020. The Notes, if not paid in full (with interest) by the maturity date (January 3, 2023), will convert into membership units of the Company. Units issued upon conversion will have the same rights as other units in the Company except that the conversion units will have priority distribution and liquidation rights until the outstanding Note balances (plus accrued interest) are repaid in full. The offering will terminate on January 3, 2023, unless extended by the Managers of the Company to Rick and Still, LLC. The Company has raised $175,000 before stopping to amend the offering and operating agreement to reflect recent changes. The Company has opened this offering back up and expects to use all offering proceeds (less legal expenses in connection with the offering) in connection with the purchase of the two buildings which will eventually be the hotel for the project.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Rickhouse Hotel was established in July 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Rickhouse Hotel and Still	Five Year Financial Summary					
	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Available Rooms		36	44	44	44	44
Average Room Rate (RevPAR)		$ 188.00	$ 191.76	$ 195.60	$ 199.51	$ 203.50
Max. Room Revenues		$ 2,470,320.00	$ 3,079,665.60	$ 3,141,258.91	$ 3,212,862.40	$ 3,268,165.77
Occupancy Forecast		63%	65%	68%	70%	70%
Occupancy Days		230	237	248	256	256
Departmental Revenue						
Revenue from Rooms		$ 1,556,301.60	$ 2,001,782.64	$ 2,136,056.06	$ 2,249,003.68	$ 2,287,716.04
F&B Revenue (Hotel Portion)		$ 173,015.54	$ 225,800.82	$ 230,316.84	$ 234,923.17	$ 239,621.64
Distillery Revenue (Hotel Portion)		$ 103,809.32	$ 135,480.49	$ 138,190.10	$ 140,953.90	$ 143,772.98
Gift Shop Revenue		$ 69,206.21	$ 90,320.33	$ 92,126.74	$ 93,969.27	$ 95,848.66
Retail Rental Property Revenue		$ 471,729.60	$ 593,804.55	$ 605,680.65	$ 617,794.26	$ 630,150.14
No Show Ups		$ 3,389.25	$ 3,457.04	$ 3,526.18	$ 3,596.70	$ 3,668.63
TOTAL REVENUE		**$ 2,377,451.52**	**$ 3,050,645.87**	**$ 3,205,896.56**	**$ 3,340,240.99**	**$ 3,400,778.09**
Departmental Expenses						
Room Expenses		$ 198,806.96	$ 236,136.99	$ 240,859.73	$ 245,676.92	$ 250,590.46
F&B Expenses (Hotel Portion)		$ 67,755.44	$ 86,374.29	$ 88,101.77	$ 89,863.81	$ 91,661.08
Distillery Expenses (Hotel Portion)		$ 23,971.40	$ 28,890.07	$ 29,467.88	$ 30,057.23	$ 30,658.38
Gift Shop Expenses		$ 30,152.33	$ 38,154.12	$ 38,917.21	$ 39,695.55	$ 40,489.46
Total Departmental Expenses		**$ 320,686.13**	**$ 389,555.47**	**$ 397,346.58**	**$ 405,293.52**	**$ 413,399.39**
Departmental Profit						
Room Profit		$ 1,357,494.64	$ 1,765,645.65	$ 1,895,196.33	$ 2,003,326.76	$ 2,037,125.58
F&B (Hotel Portion) Profit		$ 105,260.10	$ 139,426.53	$ 142,215.06	$ 145,059.37	$ 147,960.55
Distillery (Hotel Portion) Profit		$ 79,837.92	$ 106,590.42	$ 108,722.23	$ 110,896.67	$ 113,114.61
Gift Shop Profit		$ 39,053.88	$ 52,166.21	$ 53,209.53	$ 54,273.72	$ 55,359.19
Retail Rental Property Profit		$ 471,729.60	$ 593,804.55	$ 605,680.65	$ 617,794.26	$ 630,150.14
Total Departmental Profit		**$ 2,053,376.14**	**$ 2,657,633.36**	**$ 2,805,023.80**	**$ 2,931,350.78**	**$ 2,983,710.08**
Undistributed Expenses						
Rent		$ 321,584.89	$ 494,029.47	$ 503,910.06	$ 513,988.26	$ 524,268.02
CC Fees		$ 48,541.18	$ 61,856.21	$ 62,895.78	$ 63,956.13	$ 65,037.70
Sales and Marketing		$ 97,082.37	$ 123,712.43	$ 125,791.56	$ 127,912.27	$ 130,075.40
I/T		$ 9,000.00	$ 9,180.00	$ 9,363.60	$ 9,550.87	$ 9,741.89
Repair and Maintenance		$ 47,566.41	$ 52,892.42	$ 53,308.25	$ 53,732.39	$ 54,165.02
Utilities		$ 42,000.00	$ 42,840.00	$ 43,696.80	$ 44,570.74	$ 45,462.15
Personnel		$ 468,840.96	$ 547,899.61	$ 589,759.98	$ 601,555.18	$ 613,586.28
Total Undistributed Expenses		**$ 1,034,615.81**	**$ 1,332,410.14**	**$ 1,388,726.02**	**$ 1,415,265.84**	**$ 1,442,336.45**
Provisions		$ 51,730.79	$ 66,620.51	$ 69,436.30	$ 70,763.29	$ 72,116.82
Gross Operating Profit		**$ 967,029.54**	**$ 1,258,602.72**	**$ 1,346,861.48**	**$ 1,445,321.65**	**$ 1,469,256.80**
Management Fee		$ 166,551.89	$ 167,814.14	$ 168,170.42	$ 172,004.78	$ 172,444.87
Fixed Expenses						
Property Tax		$ 23,962.50	$ 31,950.00	$ 31,950.00	$ 31,950.00	$ 31,950.00
Property Insurance		$ 11,724.00	$ 11,952.48	$ 12,185.53	$ 12,423.24	$ 12,665.70
Total Fixed Expenses		**$ 35,686.50**	**$ 43,902.48**	**$ 44,135.53**	**$ 44,373.24**	**$ 44,615.70**
EBITDA		**$ 764,791.15**	**$ 1,046,886.10**	**$ 1,134,555.53**	**$ 1,228,943.63**	**$ 1,252,196.22**

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V